Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04030564

20th May 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 20th May 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

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Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Transaction in Own Shares
Released	11:45 20 May 2004
Number	9046Y

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following market repurchase by JMH of its ordinary shares:-

Date of repurchase:	20th May 2004
Total number of shares repurchased:	263,200 shares
Highest price paid per share:	US$9.95
Lowest price paid per share:	US$9.90

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

20th May 2004

www.jardines.com

END

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JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

SUPPL

RECEIVED
2004 JUN -3 A 9:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

17th May 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 17th May 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

Encl

Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Transaction in Own Shares
Released	13:09 17 May 2004
Number	7492Y

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following market repurchase by JMH of its ordinary shares:-

Date of repurchase:	17th May 2004
Total number of shares repurchased:	210,000 shares
Highest price paid per share:	US$9.95
Lowest price paid per share:	US$9.85

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

17th May 2004

www.jardines.com

END

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

17th May 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 JUN -3 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Matheson Holdings Limited
- Amendments to the Bermuda Takeover Code

We enclose for your information a notification dated 17th May 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Bermuda Takeover Code
Released	10:28 17 May 2004
Number	7358Y

AMENDMENTS TO THE BERMUDA TAKEOVER CODE FOR JARDINE MATHESON HOLDINGS LIMITED

The Bermuda Takeover Code (the "Bermuda Code") for Jardine Matheson Holdings Limited (the "Company"), as set out in the Jardine Matheson Holdings Limited Regulations 1993 (the "Regulations"), has been amended by the Bermuda Monetary Authority. The Bermuda Code is based on the UK City Code on Takeovers and Mergers (the "UK Code") and the amendments were made primarily to bring the Bermuda Code into line with certain amendments made to the UK Code.

A summary of the amendments is appended below and copies of the amendments are also available from the Bermuda Monetary Authority at Burnaby House, 26 Burnaby Street, Hamilton HM 11, Bermuda; the Company Secretary of Jardine Matheson Holdings Limited at Jardine House, 33-35 Reid Street, Hamilton HM EX, Bermuda; or from the Company's website **www.jardines.com**.

This announcement appears as a matter of record.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

17th May 2004

www.jardines.com

Summary of the amendments made to the Jardine Matheson Holdings Limited Regulations 1993

1 Introduction

Jardine Matheson Holdings Limited (the "Company"), which is incorporated in Bermuda, is subject to its own regulations (the "Regulations") which set out the Bermuda Takeover Code (the "Bermuda Code"). This is a summary of the more significant changes made to the Bermuda Code to bring them into line with certain amendments made to the UK City Code on Takeovers and Mergers (the "UK Code") during 2002. A number of the more minor amendments and the consequential changes have not been included in this general summary.

2 Amendments to the Bermuda Code

2.1 Further to the introduction by the UK Financial Services Authority of a competitive system for the dissemination of regulatory information, any announcement, notification or disclosure required to be made pursuant to any rule of the UK Code is now made to one of the "Regulatory Information Services" ("RIS"), rather than to the Company Announcements Office of the London Stock Exchange. Corresponding amendments have been made to the Bermuda Code to reflect this change, in particular to **Regulation 1(2)** which provides a definition of RIS.

2.2 The UK Takeover Panel has amended the rules regarding purchases by the offeror of shares in the Company in exchange for securities, in particular: (i) the rules relating to offers where the offeror is required to make a securities offer to all shareholders; (ii) the circumstances in which

the offeror is required to make a cash offer or a cash alternative offer where there have been purchases for a mixture of cash and securities; and (iii) the rules relating to offers for securities in the case of vendor placings. Similar amendments have been made to **Regulation 12** of the Bermuda Code:

2.2.1 **Regulation 12(1)(b)**, which covers the situation where a cash offer or cash alternative offer is required, has been amended so that the qualifying period for consideration of purchases from directors or associates of the offeror or the Company (as vendors) under this Regulation is extended from nine to twelve months and the consideration period now also includes the offer period.

2.2.2 **Regulation 12(4)** has been amended so that the period in which shares acquired for securities are deemed to have been acquired for cash is extended to include the period during, or in, the twelve months preceding the commencement of the offer period.

2.2.3 A new **Regulation 12(6)** has been added to Regulation 12 to provide that: (i) where any shares carrying more than 10 per cent. of the voting rights have been acquired by an offeror or a person acting in concert with it, in exchange for securities, in the three months prior to the commencement of the offer period; or (ii) where the vendors are directors of, or associates of, the offeror or the Company, within the 12 months preceding the commencement of the offer period, any offer for that class of shares shall include an offer of such securities to all other holders of shares of that class, subject to certain restrictions.

2.2.4 A new **Regulation 12(7)** has been added to Regulation 12 to provide that if an obligation to make a securities offer arises under Regulation 12(6), the same number of offeror securities must be offered to all other shareholders on the basis of the greater or greatest number of consideration securities received by the vendor for each Company share.

2.2.5 A new **Regulation 12(8)** has been added to Regulation 12 to cover vendor placings so that where shares are acquired in exchange for securities and the offeror or any of its associates arranges the immediate placing of such securities for cash, the purchase will be deemed to be a purchase for cash. In such a case, no obligation to make a securities exchange offer under Regulation 12(6) will arise.

2.2.6 A new **Regulation 12(9)** has been added to Regulation 12 to reflect the fact that there is no requirement to offer all shareholders securities pursuant to Regulation 12(6) if, in circumstances of a management buyout or similar transaction, the only offeree shareholders to have received securities are members of the management of the offeree company.

2.2.7 A new **Regulation 12(10)** has been added to Regulation 12 to provide that a cash offer or a cash alternative offer is required in respect of all holders of a class of shares in circumstances where 10 per cent. or more of that class of shares has been acquired during the offer period or in the 12 months prior to the commencement of the offer period for a mixture of securities and cash.

2.3 Consequential amendments have been made to **Regulation 8(a)** to provide that an immediate announcement is required in the event of a securities exchange offer pursuant to Regulation 12.

2.4 **Regulation 21(6)(a)** has been amended to clarify the provisions in the Bermuda Code governing inducement fee arrangements, in particular to include break fees, penalties, put or call options and other provisions having similar effects.

2.5 A new **Regulation 32(5)** has been added to Regulation 32 to regulate and resolve competitive bid situations. The new Regulation 32(5) provides that if a competitive situation is continuing in the later stages of an offer period (on or after day 46), a mandatory open auction procedure, as outlined in detail in the new Regulation 32(5), will need to be followed by the competing offerors.

2.6 A new **Regulation 35(5)** has been added to Regulation 35 to restrict dealings in the Company's shares by a competing offeror (or any person acting in concert with that offeror)

Regulation 32(5) (as detailed above).

2.7 Regulation 24(8)(f), covering the aggregation of dealings for disclosure purposes, has been amended to provide that: (i) dealings during the offer period are to be aggregated; (ii) dealings within the three months prior to the offer period are to be aggregated on a monthly basis; and (iii) dealings in the nine month period prior to the offer period are to be aggregated on a quarterly basis. The existing requirement that these rules apply only to the extent that they do not lead to any significant dealings thereby being concealed, is still in force. In addition, wording has also been added to this Regulation to provide that a list of all dealings must be sent to the Bermuda Monetary Authority for approval in advance of the posting of the offer document and that such list be made available for inspection.

2.8 For clarification, language has been added to **Appendix 4 (Fees etc.)** regarding, in particular, fees incurred by the Bermuda Monetary Authority in administering the Bermuda Code and the situation where fees and expenses incurred by the Bermuda Monetary Authority are recoverable from the Company.

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